BOARDWALK MORTGAGE SECURITIES INC.
                            1100 TOWN & COUNTRY ROAD
                            ORANGE, CALIFORNIA 92868



                                                March 29, 2006



BY FACSIMILE (202) 772-9361 & EDGAR
-----------------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attention: Messeret Nega

                  Re:      Boardwalk Mortgage Securities Inc.
                           Registration No. 333-131892
                           Request for Acceleration
                           ----------------------------------

Ladies and Gentlemen:

         In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement No. 333-131892 to 12:00 p.m., Eastern Standard Time, March 31, 2006, or as soon thereafter as practicable.

         The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Very truly yours,

                                         BOARDWALK MORTGAGE SECURITIES INC.


                                         By: /s/ Denise Apicella
                                             -------------------
                                         Name:   Denise Apicella
                                         Title:  Assistant Secretary